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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule TO/A

                                 (Rule 14D-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 4)

                           UNIGRAPHICS SOLUTIONS INC.
                       (Name of subject company (issuer))

                             UGS ACQUISITION CORP.
                      ELECTRONIC DATA SYSTEMS CORPORATION
                      (Names of filing persons (offerors))

                 Class A Common Stock, par value $.01 per share
                         (Title of class of securities)

                                   904928108
                                 (CUSIP number)

                             D. Gilbert Friedlander
              Senior Vice President, General Counsel and Secretary
                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                              Plano, Texas  75024
                                 (972) 604-6000
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                    Copy to:
                                Andrew M. Baker
                               Baker Botts L.L.P.
                          2001 Ross Avenue, Suite 700
                              Dallas, Texas  75201
                                 (214) 953-6500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [X] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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                         AMENDMENT NO. 4 TO SCHEDULE TO

     This Amendment No. 4, the final amendment, amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2001 (as amended, the "Schedule TO") by Electronic Data Systems Corporation, a Delaware corporation ("EDS"), and UGS Acquisition Corp. ("Purchaser"), a Delaware corporation and a direct, wholly owned subsidiary of EDS. The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares" or the "Class A Common Stock"), of Unigraphics Solutions Inc., a Delaware corporation (the "Company"), at $32.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase.

Items 6 and 8.

     Items 6 and 8 are hereby amended and supplemented by the following:

     "The Offer expired at midnight, New York City time, on September 27, 2001. A total of approximately 5,135,718 Shares were validly tendered pursuant to the Offer and not withdrawn, and were accepted for payment on September 28, 2001. After giving effect to the acquisition of the Shares tendered in the Offer, and prior to the Merger, the Purchaser owned approximately 96.4% of the Shares then outstanding (excluding in the calculation thereof the Shares which EDS obtained by conversion of Class B Common Stock into Shares on September 27, 2001).

     On September 27, 2001 EDS converted 31,264,999 of the 31,265,000 shares of Class B Common Stock held by it into 31,264,999 Shares. On September 28, 2001, and prior to the Merger, EDS contributed such 31,264,999 Shares, together with the one remaining share of Class B Common Stock, to the Purchaser. As a result, the Purchaser owns at least 90% of the outstanding Shares and 100% of the outstanding Class B Common Stock.

     Following completion of the Offer, the Purchaser was merged with and into the Company, resulting in the Company becoming a direct and wholly owned subsidiary of EDS. As a result of the Merger, which became effective at 8:15 a.m., New York City time, on Friday, September 28, 2001, each publicly held Share was converted into the right to receive $32.50 in cash, subject to the exercise of appraisal rights under Delaware law. The Company's Class A Common Stock ceased to be traded on the New York Stock Exchange beginning September 28, 2001. A copy of the press release, dated September 28, 2001, issued by EDS and the Company announcing the closing of the Offer and the completion of the Merger is attached hereto as Exhibit (a)(1)(O) and is incorporated herein by reference."

Item 12.

     Item 12 is hereby amended and supplemented to add the following exhibit:

     (a)(1)(O)  --   Text of press release issued jointly by EDS and the Company dated September 28, 2001.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 28, 2001

                                           UGS ACQUISITION CORP.



                                           By: /s/ David B. Hollander
                                              -----------------------
                                           Name:  David B. Hollander
                                                --------------------
                                           Title:  Authorized Officer
                                                 --------------------


                                           ELECTRONIC DATA SYSTEMS
                                           CORPORATION



                                           By: /s/ D. Gilbert Friedlander
                                              ---------------------------
                                           Name:  D. Gilbert Friedlander
                                                ------------------------
                                           Title: Senior Vice President, General
                                                 -------------------------------
                                                    Counsel and  Secretary
                                                    -----------------------

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                               INDEX OF EXHIBITS

Exhibit No.                                                  Document
-----------                                                  --------

(a)(1)(O)  --  Text of press release issued jointly by EDS and the Company dated September 28, 2001.

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